Exhibit 99.1

FOR MORE INFORMATION CONTACT:	Michael Dunne, Public Information Officer

Pacific Continental Corporation

(541) 338-1428

Email: Michael.Dunne@therightbank.com

www.therightbank.com

Duane C. Woods, Vice Chair and Interim CEO

Foundation Bank

(425) 691-5013

Email: Duane.Woods@foundationbank.com

www.foundationbank.com

FOR IMMEDIATE RELEASE

PACIFIC CONTINENTAL CORPORATION ANNOUNCES PLAN TO ACQUIRE FOUNDATION BANCORP, INC.

Pacific Continental Will Significantly Expand Presence in the Attractive Seattle Metropolitan Area

BELLEVUE, Wash, April, 26, 2016 — Pacific Continental Corporation (NASDAQ: PCBK) (the “Company”), the holding company of Pacific Continental Bank, and Foundation Bancorp, Inc. (OTCPink: FDNB) (“Foundation”), the holding company of Foundation Bank, announced the signing of an agreement and plan of merger pursuant to which Foundation shall be merged with and into the Company. Foundation is headquartered in downtown Bellevue, Washington and had $422.4 million in total assets, $299.3 million in gross loans and $367.5 million in total deposits as of March 31, 2016.

On a pro forma combined basis, the Company would have total assets of $2.4 billion, total loans outstanding of $1.7 billion and total deposits of $2.1 billion as of March 31, 2016 (unaudited), including $443.8 million in loans and $561.9 million in deposits in the Seattle metropolitan area.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp, Inc. and Foundation Bank, the shareholders of Foundation may elect to receive either 0.7911 shares of the Company’s common stock, $12.50 per share in cash or a combination thereof, for each share of Foundation common stock. The preferred stock of Foundation will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp, Inc. common stock, together with cumulative cash dividends payable to such holders. Based on a $16.74 closing price of the Company’s common stock on April 26, 2016 the aggregate consideration for Foundation was approximately $67.1 million, or $13.02 per share. The number of shares of the Company’s common stock to be issued to Foundation shareholders is based on a fixed exchange ratio. The value of the stock portion of the consideration will fluctuate based on the value of the Company’s common stock. To the extent there are under or over subscriptions for cash election shares by Foundation shareholders, under the terms of the merger agreement there will be a re-allocation of the merger consideration for such Foundation shareholders such that the aggregate cash consideration shall equal approximately $19.3 million.

Roger Busse, chief executive officer of Pacific Continental Bank, commented, “The acquisition of Foundation should provide us with meaningful operational scale and momentum in the Seattle market and we are excited to welcome Foundation’s employees and clients into our bank.” Busse added, “The Seattle metropolitan area is an important market for us with attractive economic and demographic trends. Foundation has built an attractive business banking franchise and we believe the combined company will be better positioned to take advantage of growth opportunities and generate stronger returns for shareholders.”

“Pacific Continental Bank is one of the most successful and well-regarded community business banks in the Pacific Northwest,” said Duane Woods, vice chair and interim chief executive officer of Foundation Bank. “Our clients and employees should thrive within the culture and business environment created by Pacific Continental’s more than 40 years of excellent community and client service.”

Casey Hogan, chief operating officer of Pacific Continental Bank, commented, “Foundation has created an attractive franchise in the Seattle business community and we recognize the tremendous value of adding their business and employees to ours.” Hogan continued, “We will continue to provide superior client service, and we welcome the Foundation Bank employees and are honored to work with them as partners going forward.”

The Company expects that the transaction will be immediately accretive to earnings per share excluding non-recurring merger-related expenses.

The transaction is expected to close by the end of the third quarter of 2016, subject to satisfaction of customary conditions of closing including receipt of required regulatory approvals and approval by the common and preferred shareholders of Foundation. The Company will appoint two representatives from Foundation Bancorp, Inc. to serve on the Boards of Directors of each of Pacific Continental Corporation and Pacific Continental Bank, effective upon closing.

A conference call is scheduled for 10:00 a.m. PT / 1:00 p.m. ET on Wednesday, April 27, 2016 and can be accessed by calling: (855) 215-7498. Passcode: 1554389

Inquiries

For Pacific Continental Bank:

•	Analyst and shareholder: Rick Sawyer, (541) 686-8685, rick.sawyer@therightbank.com
•	Client: Mitch Hagstrom, (541) 686-8685, mitch.hagstrom@therightbank.com
•	Media: Michael Dunne, (541) 338-1428, michael.dunne@therightbank.com

For Foundation Bank:

•	Shareholder: Randy Cloes, (425) 691-5014, randy.cloes@foundationbank.com
•	Client: Jocelyn Lane, (425) 691-5010, jocelyn.lane@foundationbank.com
•	Media: Duane Woods, (425) 691-5013, duane.woods@foundationbank.com

Additional Information

An investor presentation for this transaction can be accessed from Pacific Continental’s 8-K filing with the SEC or at http://www.therightbank.com.

Advisors

D.A. Davidson & Co. served as financial advisor and Pillsbury Winthrop Shaw Pittman LLP served as legal counsel to Pacific Continental. Keefe Bruyette & Woods, Inc. served as financial advisor and provided a fairness opinion to Foundation’s board of directors. Sidley Austin LLP served as legal counsel to Foundation.

About Foundation Bank

Foundation Bancorp, Inc. is a bank holding company based in Bellevue, Washington, that operates Foundation Bank, a locally owned, full service, state chartered commercial bank. Foundation Bank has been serving the greater Puget Sound region since 2000. Since its founding, Foundation has built its reputation on high-touch relationship banking serving the greater Puget Sound region.

About Pacific Continental Bank

Pacific Continental Bank, the operating subsidiary of Pacific Continental Corporation, delivers highly personalized services through 14 banking offices in Oregon and Washington. The Bank also operates loan production offices in Tacoma, Washington and Denver, Colorado. Pacific Continental, with $2.0 billion in assets, has established one of the most unique and attractive metropolitan branch networks in the Pacific Northwest with offices in three of the region’s largest markets including Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations.

Since its founding in 1972, Pacific Continental Bank has been honored with numerous awards and recognitions from highly regarded third-party organizations including the Seattle Times, the Portland Business Journal, Seattle Business magazine and Oregon Business magazine. A complete list of the company’s awards and recognitions – as well as supplementary information about Pacific Continental Bank – can be found online at therightbank.com. Pacific Continental Corporation’s shares are listed on the Nasdaq Global Select Market under the symbol “PCBK” and are a component of the Russell 2000 Index.

Additional Information for Shareholders

This communication is being made in respect of the proposed merger transaction involving Pacific Continental and Foundation. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger transaction, Pacific Continental will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Foundation, and a Prospectus of Foundation, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Pacific Continental and Foundation, may be obtained at the

SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Pacific Continental at www.therightbank.com under the tab “Investor Relations” and then under the heading “Financials – SEC Filings”, or from Pacific Continental’s Investor Relations, by calling 541-686-8685.

Pacific Continental and Foundation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Foundation in connection with the proposed merger. Information about the directors and executive officers of Pacific Continental is set forth in the proxy statement for Pacific Continental’s 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Forward-Looking Statement Safe Harbor

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving Pacific Continental and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, expectations regarding the timing of the closing of the transaction and its impact on Pacific Continental’s earnings, expectations regarding pro forma combined assets, loans and deposits and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Pacific Continental Corporation and Foundation operate; the ability to promptly and effectively integrate the businesses of Pacific Continental Bank and Foundation; the reaction to the transaction of the companies’ customers, employees, and counterparties; and the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA’s safe harbor provisions.

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